Filed pursuant to Rule 424(b)(3)

Registration No. 333-107066

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 35 DATED JUNE 22, 2005

TO THE PROSPECTUS DATED NOVEMBER 26, 2003

This document supplements, and should be read in conjunction with, the Prospectus of Wells Real Estate Investment Trust II, Inc. (“REIT II”) dated November 26, 2003, as supplemented by Supplement No. 9 dated May 18, 2004, Supplement No. 33 dated May 23, 2005, and Supplement No. 34 dated May 23, 2005. Capitalized terms used in this Supplement have the same meanings as set forth in the Prospectus. The purpose of this Supplement is to disclose:

•	the status of the offering of shares in REIT II;

•	the acquisition of a five-story office building containing approximately 179,000 rentable square feet in Indianapolis, Indiana; and

•	information regarding our indebtedness.

Status of the Offering

We commenced our initial public offering of 600 million shares of common stock on December 1, 2003. As of June 20, 2005, we had received aggregate gross offering proceeds of approximately $1,421.5 million from the sale of approximately 142.2 million shares in our initial public offering. After payment of approximately $28.4 million in acquisition fees, payment of approximately $135.0 million in selling commissions and dealer manager fees, payment of approximately $28.4 million in other organization and offering expenses and common stock redemptions of approximately $3.3 million pursuant to the share redemption program, as of June 20, 2005, we had raised aggregate net offering proceeds of approximately $1,226.4 million.

Acquisition of College Park Plaza

On June 21, 2005, we purchased a five-story office building containing approximately 179,000 rentable square feet (“College Park Plaza”). College Park Plaza is located on an approximate 10-acre parcel of land at 8909 Purdue Road in Indianapolis, Indiana. The purchase price of the College Park Plaza was approximately $26.9 million, plus closing costs. The acquisition was funded with net proceeds raised from this public offering and with proceeds from our $400.0 million line of credit with Wachovia Bank, N.A. The College Park Plaza was purchased from College Park Plaza, LLC (the “Seller”), which is not affiliated with us or Wells Capital, Inc (the “Advisor”).

College Park Plaza, which was constructed in 1998, is leased to Cardinal Health 100, Inc. (“Cardinal”) (42%), J.F. Molloy & Associates, Inc. (“JF Molloy”) (31%), Republic Airways Holdings, Inc. (“Republic”) (21%) and the General Services Administration on behalf of the United States Department of Agriculture (2%). Approximately 4% of College Park Plaza is currently vacant.

Cardinal is a wholly owned subsidiary of Cardinal Health, which is traded on the New York Stock Exchange, is a leading provider of products and services supporting the healthcare industry. Cardinal Health develops, manufacturers, packages and markets products for patient care; develops drug delivery technologies; distributes pharmaceuticals and medical, surgical and laboratory supplies; and offers consulting services. Cardinal Health employs more than 55,000 people and reported a net worth, at March 31, 2005, of approximately $8.7 billion.

JF Molloy, which was acquired by Principal Financial Group (“Principal”) in 2004, offers companies and organizations consultative, administrative and claims services for insured and self-funded health plans through top benefit brokers and consultants. Principal, which is traded on the New York Stock Exchange, is a provider of retirement savings, investment and insurance products and services with $168.7 billion in assets under management and approximately 15 million customers worldwide as of December 31, 2004. Principal offers a range of individual and group life insurance, group health insurance, and individual and group disability insurance. Principal employs approximately 14,000 people worldwide and reported a net worth, as of March 31, 2005, of approximately $7.3 billion.

The current aggregate annual base rent for Cardinal, JF Molloy and the other tenants in College Park Plaza is approximately $2.4 million. The current weighted-average remaining lease term for all tenants in the College Park Plaza is approximately eight years. Cardinal has the right, at its option, to extend the initial term of its lease for two additional five-year periods. JF Molloy has the right, at its option, to extend the initial term of its lease for one additional five-year period. Republic has the right, at its option, to extend the initial term of its lease for two additional five-year periods. During the term of its lease, JF Molloy has a right of first refusal to lease additional space on floors one and two in College Park Plaza. If JF Molloy does not exercise this right, the landlord may lease the space to another party, but will limit the lease term to five years. Subject to the existing rights of JF Molloy on floors one and two, Cardinal has a right of first refusal to lease additional space in College Park Plaza. Subject to the rights of both JF Molloy and Cardinal, Republic has a right of first offer to lease additional space in College Park Plaza as it becomes available at a rate equal to the higher of its then rental rate or the current market rate. Republic also has a limited right to terminate its lease effective November 2009 for a termination fee equal to the sum of six months rent plus the unamortized value of all leasing costs paid in connection with the Republic lease, including the costs of constructing improvements, concessions, fees and commissions.

We do not intend to make significant renovations or improvements to the College Park Plaza in the near term. We believe that the College Park Plaza is adequately insured.

Indebtedness

As of June 21, 2005, our leverage ratio, that is, the ratio of total debt to total purchase price of real estate assets plus cash and cash equivalents, was approximately 17%. As of June 21, 2005, total indebtedness was $259.2 million, which consisted of fixed-rate mortgages on certain properties. No amounts were outstanding under our $400.0 million credit facility. Based on the value of our borrowing-base properties, we had approximately $243.7 million in remaining capacity under our $400.0 million credit facility.